ESSENSE WATER, INC.
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                               3638 N Rancho Dr.
                              Las Vegas, NV 89130
                       Tel (509)448-4946/Fax: (509) 448-4956

June 8, 2008

U.S. Securities and Exchange Commission
Mr. Louis Rambo
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549

Re: Essense Water, Inc.
    Amendment 6 to Registration Statement on Form S-1
    File Number: 333-162824
    Filed May 20, 2010

Dear Mr. Rambo:

This letter shall serve as the request of Essense Water, Inc., pursuant to Rules 460 and 461, to accelerate the effectiveness of the above-referenced registration statement to Wednesday, June 8, 2010, 12:00PM EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

We further acknowledge the following:

 * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

 * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

 * the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your kind cooperation and assistance in this matter.

Sincerely,

/s/ Kevin Nichols
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Kevin Nichols, President